Exhibit 21
SUBSIDIARIES OF REGISTRANT
Colt Defense’s subsidiaries as of October 3, 2010, are listed below. Colt Finance Corp. does not have any subsidiaries.
SUBSIDIARIES

	Percent Owned	State or Country of
	Directly or	Organization or
	Indirectly	Incorporation
Colt Canada Corporation	100%	Canada
Colt Finance Corp.	100%	Delaware
Colt Rapid Mat LLC	100%	Delaware